Exhibit H

                    PROPOSED FORM OF FEDERAL REGISTER NOTICE

SECURITIES AND EXCHANGE COMMISSION

     (Release No. 35-     )
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     Filings under the Public Utility Holding Company Act of 1935, as amended
("Act")


November   , 2000
         --

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference.

     Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by December __, 2000 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After December __, 2000, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.
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WISCONSIN POWER AND LIGHT COMPANY, ET AL.  (70-9735)
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          Wisconsin Power & Light Company ("WPL") and South Beloit Water, Gas &
Electric Company ("South Beloit"), each a wholly owned public utility subsidiary of Alliant Energy Corporation ("Alliant Energy"), a registered holding company, and each with principal executive offices N16 W23217 Stone Ridge Drive, Waukesha, Wisconsin 53187, and American Transmission Company LLC (the "Transco"), a Wisconsin limited liability company, and ATC Management Inc., a Wisconsin corporation (the "Corporate Manager", and together with WPL, South Beloit and the Transco, "Applicants"), with principal executive offices at 231
W. Michigan Street, Milwaukee, Wisconsin 53203, have filed an Application or Declaration pursuant to Sections 6(a), 7, 9(a), 10, 11, 12 and 13 of the Act and Rules 43, 44, 54, 90 and 91 thereunder requesting authorization for: (i) WPL to transfer, directly or indirectly, ownership and control over its transmission assets (the "WPL Transmission Assets") to the Transco; (ii) South Beloit to transfer, directly or indirectly, ownership and control over its transmission assets (the "South Beloit Transmission Assets") to the Transco; (iii) WPL and South Beloit to receive, directly or indirectly, in exchange for such transfer, member units of the Transco; (iv) WPL to purchase Class A shares of the


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Corporate Manager; (v) WPL to purchase one Class B share of the Corporate
Manager; (vi) the Transco's issuance of its member units in exchange for which the Transco will acquire either transmission assets (in the case of all other transmission-owning Member Utilities 1) or cash (in the case of WPPI and any other transmission-dependent Member Utilities); and (vii) the Corporate Manager's issuance of its Class A and Class B shares in exchange for cash payments. Because of limitations imposed by the WPL indenture (the "Indenture"), WPL will effect the transfer of the WPL Transmission Assets to the Transco and its acquisition of the Transco member units through a newly created limited liability company ("NewCo") to be wholly owned by WPL. The following steps, for which Applicants specifically seek authority, will occur essentially simultaneously: (1) WPL will form NewCo and acquire all of its member units for one or more cash payments; (2) NewCo will transfer to the trustee under the Indenture cash in an amount approximately equal to WPL's corresponding cash payment to NewCo for NewCo's member units 2; (3) upon receipt of such payment, the trustee will release the WPL Transmission Assets from the lien of the Indenture; (4) WPL will transfer the WPL Transmission Assets to the Transco; and
(5) the Transco will issue its member units to NewCo. WPL and South Beloit also seek Commission authority to transfer to the Transco, from time to time, up to $10,000,000 of transmission assets which are currently under construction, in exchange for additional Transco member units to be issued to NewCo or South Beloit, as the case may be. Commission authorization through June 30, 2004 is also sought for external financing as follows: (i) short-term debt financing by the Transco in the form of, among other things, borrowings under a revolving credit agreement, issuance of commercial paper or other forms of short-term financing; (ii) long-term debt financing by the Transco in the form of debentures or other forms of long-term debt financing; and (iii) equity financing in the form of common or preferred stock of the Corporate Manager, other equity securities or additional interests in the Transco. The amount of the Transco's short-term and long term debt outstanding at any time will not exceed, in the aggregate, $400 million.

          WPL is engaged principally in the generation, purchase, distribution and sale of electric power in 35 counties in a 16,000 square-mile area in southern and central Wisconsin. As of December 31, 1999, WPL provides retail electric service to approximately 407,000 customers in 599 cities, villages and towns, and wholesale service to 24 municipal utilities, three rural electric cooperatives, the Wisconsin Public Power Incorporated System, which provides retail electric service to nine communities in the WPL service area, and one privately owned utility. South Beloit is a wholly-owned subsidiary of WPL that supplies retail electric and gas services to customers in the cities of South Beloit and Rockton, Illinois, and the adjacent rural areas. South Beloit is


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1    "Member Utilities" are Transco participants and include WPL, South
Beloit, Wisconsin Electric Power Co. ("WEPCO"), Edison Sault Electric Company ("ESE"), Wisconsin Public Power, Inc. ("WPPI"), Wisconsin Public Service Corporation ("WPS"), and Madison Gas & Electric Company ("MGE").

2    This cash payment will be equal to the "fair value" to WPL of the WPL
Transmission Assets, as is defined in, and required by, the Indenture. Such "fair value" will approximate the Contribution Value (as defined below) of the WPL Transmission Assets. Receipt of such cash by the trustee will permit the WPL Transmission Assets to be released from the lien of the Indenture.


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subject to regulation by the Illinois Commerce Commission (the "Illinois
Commission"). As of December 31, 1999, South Beloit serves approximately 8,000 electric customers. The service territory of South Beloit is located in Illinois and is adjacent to the service territory of WPL in Wisconsin. The electric distribution systems of WPL and South Beloit are interconnected at many points along the Wisconsin-Illinois state line. The electric operations of WPL and South Beloit are integrated and all of WPL's generating units are centrally dispatched by Alliant Energy Corporate Services, Inc., the service company affiliate of WPL and South Beloit.

          The WPL Transmission Assets consist of 107 miles of 345 kV transmission facilities, 758 miles of 138 kV transmission facilities, 1,908 miles of 69 kV transmission facilities and associated substations and real property interests. The South Beloit Transmission Assets consist of less than one mile of 345 kV transmission facilities, 10 miles of 69 kV transmission facilities, one substation and associated real property interests.

          In 1999, the state of Wisconsin enacted legislation (the "Transco Legislation") that facilitates the formation of the Transco, which will be a for-profit single-purpose transmission company. The Transco Legislation, among other things, encourages public utility affiliates of Wisconsin holding companies, including WPL, to transfer ownership of their transmission assets to the Transco by beneficially adjusting the calculation of an existing limit on the amount of unregulated investments these utilities and their affiliates can make, after the transfer of their assets to the Transco. The Corporate Manager will manage the Transco. The Corporate Manager will also hold a portion of the Transco's membership interests. All Transco participants will ultimately own direct or indirect interests in the Transco and the Corporate Manager in proportion to the value of the transmission assets each participant contributes to the Transco. The Transco is expected to transfer operational control of its assets to the Midwest Independent Transmission System Operator, Inc. by November 1, 2001.

          It is expected that the participants in the Transco and the Corporate Manager will include WPL, South Beloit, WEPCO, ESE, WPPI, WPS and MGE. Other transmission-owning utilities may, in the future, decide to become members of the Transco. Utilities participating in the Transco are herein referred to as "Member Utilities". The Member Utilities intend to contribute their transmission assets to the Transco on or about January 1, 2001. The Transco will have the exclusive duty to provide transmission service in geographic areas formerly served by the Transco members.

          It is expected that the transmission-owning Member Utilities and the Transco will enter into one or more agreements ("O&M Agreements") pursuant to which the Member Utilities will provide the Transco with "reasonable and cost effective operations and maintenance services" for at least the first three years after the Operations Date in accordance with the Transco Legislation. Services provided under the O&M Agreements will include line equipment services, station equipment services and emergency response services. The Member Utilities and the Transco will also enter into one or more services agreements ("Services Agreements") pursuant to which the Member Utilities will provide the Transco


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with certain services, such as control center services, real estate services and capital project services, not covered by the O&M Agreements. Additionally, the Member Utilities and the Transco will enter into a System Operating Agreement ("System Operating Agreement") pursuant to which the Transco will provide, among other things, ancillary services and control area operations at rates approved by the Federal Energy Regulatory Commission. Finally, the Transco will provide certain services from the Stoughton Operations Center to support Alliant
Energy's operation of its transmission facilities outside of Wisconsin and its
34.5 kV facilities in Wisconsin that are not being transferred to the Transco.
It is expected that such operations will be governed by an agency agreement ("Agency Agreement"). Any services provided or received by WPL, South Beloit or any other Alliant Energy affiliate pursuant to the foregoing agreements will be provided "at cost" in accordance with Rules 90 and 91 under the Act, unless otherwise authorized or directed by appropriate governmental or regulatory authority.

          For purposes of establishing relative shares, the transmission assets will be valued at their Contribution Value. The resulting shares will then be adjusted based on various factors and the level of participation by transmission-dependent utilities which may acquire member units in the Transco for cash based upon their 1999 Wisconsin load share ratios. It is expected that WPL's and South Beloit's Contribution Values at December 31, 2000 will be approximately $126,784,000 and $590,000, respectively, and their aggregate initial interest in the Transco will approximate 26%. This ownership percentage may fluctuate based on various factors, including the number of participants in the Transco.

          The Transco members will enter into an agreement (the "Operating Agreement") which will govern the activities of the Transco. Because the Transco is a manager-managed limited liability company, the Operating Agreement will grant to the Corporate Manager full, complete and exclusive discretion to manage and control the business of the Transco. The Corporate Manager will have all powers as a manager to do all things necessary and convenient to carry out the Transco's business. In accordance with the Operating Agreement, all expenses of the Corporate Manager will be treated as Transco expenses. Such expenses will be charged back to the Transco at cost in accordance with Section 13(b) of the Act and Rules 90 and 91 thereunder. The Corporate Manager will employ all personnel necessary to operate the Transco. Pursuant to the Operating Agreement, the Corporate Manager's activities will be limited to serving as manager of the Transco and any Transco subsidiaries.

          Member Utilities will also purchase shares of the Corporate Manager, for cash, in proportion to their percentage interests in the Transco. It is expected that WPL will pay $10 per share for an approximate 26% interest in the Corporate Manager. The Corporate Manager will have two classes of stock: Class A and Class B.3 WPL will receive approximately 26% of the nonvoting Class A shares. Additionally, each Member Utility, including WPL, will receive one Class B voting share.4 Each holder of a Class B share will be entitled to appoint one of the Corporate Manager's directors. All Class B shares will convert into Class A shares on the earlier of (i) the ownership by the Corporate Manager of more than 50% of the Transco interests or (ii) the tenth anniversary of the first day of operations of the Transco, unless the Corporate Manager's Board of Directors


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3    The Class A/Class B structure ensures that the Member Utilities will have economic interests proportionate to the value of their contribution to the Transco while still maintaining the desired per capita voting arrangement.

4    Neither South Beloit nor ESE will receive shares in the Corporate
Manager.


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elects to override the conversion. Class A shares will become voting shares upon the conversion of Class B shares to Class A shares or after the Corporate
Manager commences a public offering of its stock. Following a public offering, the Class A shareholders will have the right to elect a majority of the Board of Directors and the Class B shareholders will elect a minority of the directors, but each owner of a Class B share will continue to have the right to appoint one of the Corporate Manager's directors. Each Class A and Class B share will be entitled to the same amount of dividends.

          WPL and South Beloit propose to transfer their ownership and control of their respective Transmission Assets to the Transco. The Transco will acquire from WPL and South Beloit transmission facilities that operate at voltages of 345 kV, 138 kV and 69 kV. The WPL Transmission Assets and South Beloit Transmission Assets proposed to be transferred include:

          o Transmission lines (including towers, poles and conductors) and transmission substations;

          o Transformers providing transformation within the bulk transmission system and between the bulk and area transmission systems;

          o Lines providing connections to generation sources and step-up (plant) substations;

          o Radial taps from the transmission system up to, but not including, the facilities that establish the final connection to distribution facilities or retail customers;

          o    Substations that provide primarily a transmission function;

          o Voltage control devices and power flow control devices directly connected to the transmission system; and

          o    WPL's systems operation center located in Stoughton, Wisconsin.

          It is expected that, as of December 31, 2000, the original cost of the WPL Transmission Assets and the South Beloit Transmission Assets will be approximately $314,276,000 and $678,000, respectively. The net book value (original cost less accumulated depreciation) of the WPL Transmission Assets and the South Beloit Transmission Assets at December 31, 2000 is expected to be approximately $177,650,000 and $439,000, respectively.

          In addition to the assets from WPL and South Beloit, it is expected that the Transco seeks authority to acquire transmission assets from MGE, WEPCO, WPS and ESE in exchange for Transco member units based on the Contribution Value of such transferred assets. The Transco also seeks authority to acquire the incidental transmission facilities of transmission-dependent utilities, such as WPPI's member municipal utilities. The Transco will assign a nominal value of $10 to each unit of membership interest initially issued in exchange for transmission assets.

          The Transco will initially obtain funds externally through short-term debt financing under a Credit Agreement between the Transco and Bank One, N.A., as Agent ("Credit Facility"). The Transco now seeks to increase the authorized principal amount of borrowings under the Credit Facility from $30 million to $125 million. To provide financing for general corporate purposes, including


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working capital requirements, and to fund construction spending to undertake large scale capital improvements to the Wisconsin transmission system necessary to maintain reliability, the Transco proposes to issue from time to time, through June 30, 2004, short-term debt consisting of borrowings under the Credit Facility, the issuance of commercial paper or other forms of short-term financing. The maturity of such debt will not exceed one year. The Transco seeks authority to amend the Credit Facility without further Commission authorization provided that the maturity date does not extend beyond June 30, 2004, and the aggregate principal amount of authorized borrowings does not exceed $125 million.

          The Transco will sell commercial paper, from time to time, in established domestic or European commercial paper markets to dealers at the prevailing discount rate per annum, or at the prevailing coupon rate per annum, at the date of issuance. The Transco also proposes to issue from time to time, through June 30, 2004, long-term debt consisting of debentures, which may be in the form of medium-term notes, convertible debt, subordinated debt, bank borrowings, other debt securities or other forms of long-term financing. Any long-term debt security would have a maturity ranging from one to 50 years. Debentures and medium-term notes would be issued under an indenture. The amount of short-term and long-term debt outstanding at any time, including debt under the Credit Facility, will not exceed, in the aggregate, $400 million.

          The Transco and the Corporate Manager propose to issue from time to time through June 30, 2004 equity securities consisting of common or preferred stock of the Corporate Manager, other equity securities or additional interests in the Transco. The aggregate issuance price of such equity securities will not exceed $500 million. The dividend rate on any series of preferred securities issued by the Corporate Manager will not exceed 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of that series of preferred securities at the time of issuance. Such preferred securities may have mandatory redemption dates. The Transco also requests authorization to enter into interest rate hedging transactions with respect to existing indebtedness, subject to certain limitations and restrictions, in order to reduce or manage interest rate cost. In addition, the Transco requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings, subject to certain limitations and restrictions.


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